UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/A
(Amendment No. 4)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

CHEMBIO DIAGNOSTICS, INC.
(Name of Subject Company)

CHEMBIO DIAGNOSTICS, INC.
(Name of Person Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

163572209
(CUSIP Number of Class of Securities)

Richard L. Eberly
Chief Executive Officer and President
Chembio Diagnostics, Inc.
3661 Horseblock Road
Medford, New York 11763
(631) 924-1135

 (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:
Sean M. Jones
Julie F. Rizzo
K&L Gates LLP
300 South Tryon Street, Suite 1000
Charlotte, NC 28202
 (704) 331-7400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment No. 4”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Chembio Diagnostics, Inc., a Nevada corporation (the “Company” or “Chembio”), originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 14, 2023 (together with any subsequent amendments and supplements thereto, the “Schedule 14D-9”), relating to the cash tender offer by Project Merci Merger Sub, Inc. (“Purchaser”), a Nevada corporation and wholly-owned indirect subsidiary of Biosynex SA, a French société anonyme (“Parent”), to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.01 per share (the “Shares”), for a purchase price of $0.45 per Share, net to the seller in cash, without interest and subject to any required tax withholding, upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of January 31, 2023, by and among the Company, Parent and Purchaser, the Offer to Purchase, dated February 14, 2023, and the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth in this Amendment No. 4, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 4. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8.	Additional Information.

The subsection of Item 8 of the Schedule 14D-9 entitled “Legal Proceedings” is amended as follows:

The subsection entitled “Legal Proceedings—Derivative Litigation” is amended and supplemented by adding the following paragraph as a new seventh paragraph:

On March 17, 2023, the defendants in the Wong action filed a letter with the court advising the court that they intend to move to dismiss the complaint and requesting that the court stay discovery pursuant to the Private Securities Litigation Reform Act (“PSLRA”) pending a ruling on their anticipated motion to dismiss.  Defendants further argued that discovery requested by plaintiff regarding the Merger and the defendants’ intent during settlement discussions is not relevant to any claims at issue in the case, and requested that the court adjourn the deadline to submit a discovery plan until after the motion to dismiss is decided.  In response, plaintiff submitted a letter to the court in which she argued that the statutory stay does not apply to the discovery being sought or was waived.  Plaintiff also submitted a proposed discovery plan for the court’s consideration.  On March 18, 2023, the court entered an order denying the defendants’ request to adjourn the deadline to submit a proposed discovery plan and entered its own order requiring fact depositions to be completed on or before August 15, 2023. The court further noted that it will consider whether the statutory stay under the PSLRA applies at the time defendants file their motion to dismiss.

The subsection entitled “Extension of the Offer” is amended and supplemented by adding the following paragraph as a new fifth paragraph:

On March 21, 2023, the Company issued a press release and letter to stockholders that is included as Exhibit (a)(5)(I) to the Schedule 14D-9.

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is amended by inserting the following Exhibit below Exhibit (a)(5)(H) as Exhibit (a)(5)(I):

(a)(5)(I)	Press Release and Letter to Stockholders issued by Chembio Diagnostics, Inc., dated March 21, 2023 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed on March 21, 2023)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHEMBIO DIAGNOSTICS, INC.

By:	/s/ Lawrence J. Steenvoorden
	Name:	Lawrence J. Steenvoorden
	Title	Chief Financial Officer and Executive
Vice President
Dated: March 21, 2023